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08027225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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3|6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2008

SEC FILE NUMBER
~~8-00177~~ 66679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Derivative Markets Inc. (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York	N.Y.	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

345 Park Ave.	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

] Public Accountant

] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/27/08

KPMG

CITIGROUP DERIVATIVES MARKETS INC.

(A wholly-owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Citigroup Derivatives Markets, Inc.:

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets, Inc. (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Derivatives Markets, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2008

CITIGROUP DERIVATIVES MARKETS INC.

(A wholly-owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2007

(Dollars in thousands, except share data)

Assets

Cash			$	693
Financial instruments owned and contractual commitments, at fair value:				
Exchange-traded options	$	1,449,441		
Equity securities		3,755,758		
				5,205,199
Receivables from brokers and dealers				44,944
Receivable from CGMI				34,962
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $22,442				7,324
Intangible assets				1,159
Other assets				97,251
Total assets			$	5,391,532

Liabilities and Stockholder's Equity

Liabilities:				
Short-term borrowings with affiliates			$	567,273
Deposits received for securities loaned				32,626
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:				
Exchange-traded options	$	1,581,659		
Equity securities		2,678,079		
				4,259,738
Payables to brokers and dealers				183,588
Payables and accrued liabilities				58,375
Subordinated indebtedness to CGMHI				50,000
Total liabilities				5,151,600
Stockholder's equity:				
Common stock ($.001 par value, 1,000 shares authorized, 100 shares issued and outstanding)				-
Additional paid-in capital				123,599
Retained earnings				116,333
Total stockholder's equity				239,932
Total liabilities and stockholder's equity			$	5,391,532

See accompanying notes to statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of presentation

Citigroup Derivatives Markets Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. ("CFPI") and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"), which is a wholly-owned subsidiary of Citigroup Inc. ("Citigroup").

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management's best judgement and estimates. Estimates, including the fair value of financial instruments, and matters that affect the reported amounts and disclosures of contingencies in the financial statements, may vary from actual results.

The Company is a member firm of and also functions as a specialist and market maker on the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, International Securities Exchange, New York Mercantile Exchange, Pacific Exchange, Philadelphia Stock Exchange and the Boston Options Exchange. The Company clears all of its securities transactions through clearing brokers.

Financial instruments and contractual commitments

The Company elected to early-adopt SFAS No. 157, "Fair Value Measurements" (SFAS 157), as of January 1, 2007. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is estimated using market quotations available from major securities exchanges and dealers. Changes in the fair value of financial instruments and contractual commitments are recognized in earnings. Principal transaction revenues and related expenses are recognized in the statement of income on a trade date basis. Financial instruments and contractual commitments include related accrued interest or dividends.

Receivables/payables from/to brokers and dealers

The Company conducts business with two clearing brokers for its trading activities. These brokers pursuant to agreements perform the clearing and depository operations of the Company's trading activities. Receivables and payables from and to brokers and dealers primarily reflect amounts due from and to these brokers.

Deposits received for securities loaned

Deposits received for securities loaned are recorded at the amount of cash received and are collateralized principally by equity securities. The Company monitors the market value of securities loaned daily, and additional collateral is obtained as necessary.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Maintenance and repairs are charged to "Other expenses" as incurred. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or four years.

Intangible assets

The Company has no goodwill or indefinite-lived intangible assets. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the intangible asset. No charges for impairment were recorded in the current year. The carrying values of intangible assets are amortized over their estimated useful lives.

Exchange memberships and other exchange interests

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at cost and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", are made annually. No charges for impairment were recorded in the current year. Ownership interests in exchanges held in excess of minimum exchange requirements are recorded at fair value with changes in fair value recorded in "Other revenue" in the statement of income.

Income taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year.

2. Lease Commitments

The Company has a noncancelable lease covering office space expiring on June 30, 2016. At December 31, 2007, minimum future rentals on the noncancelable operating lease are as follows: 2008 - $92; 2009 - $92; 2010- $92; 2011 - $92; 2012 - $92; and $362 for the years thereafter.

3. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2007, net capital of $129,699 exceeded the minimum requirement by $129,449. As a listed options specialist and market maker, the company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

4. Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI, all temporary differences are treated as current tax items and the tax effect on such differences are included in the payable to CGMHI. In the absence of such an agreement, the Company would have reported at December 31, 2007 a net deferred tax liability of $ 27,786, comprised of the following:

Deferred tax assets:	
Lease obligations and fixed assets	2,260
Other deferred assets	194
Total deferred tax assets	$ 2,454
Deferred tax liabilities:	
Employee benefits	$ (5,043)
Investment position activity	(17,852)
Intangible assets	(5,365)
Depreciation/amortization	$ (1,980)
Total deferred tax liabilities	$(30,240)
Net deferred tax liability	$(27,786)

During the year, the Company paid $85,133 in income taxes to CGMHI under the tax sharing agreement.

Citigroup Inc. and its subsidiaries, including Citigroup Derivatives Markets, Inc., adopted FIN48, "Accounting for Uncertainty in Income Taxes" as of January 1, 2007. The adoption had no effect on the Company's equity. Citigroup Derivatives Markets, Inc., has no uncertain tax positions, and accordingly maintains no tax reserves.

5. Financial Instruments and Contractual Commitments and Related Risks

The Company enters into financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an

unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Exchange-traded options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

Written puts are derivative instruments that include guarantees. At December 31, 2007, prior to netting per FIN 39 "Offsetting of Amounts Related to Certain Contracts", the carrying amount of the liabilities related to these derivatives was $2,131,496. The maximum potential loss represents the amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses. At December 31, 2007, the maximum potential loss at notional value related to derivative guarantees amounted to $159,111,495.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

As discussed in Note 1 to the statement of financial condition, the Company records all financial instruments at market value. Consequently, changes in the amounts recorded in the Company's statement of financial condition resulting from movements in market value are included in "Principal transactions" in the period in which they occur.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through clearing brokers. Accordingly, a substantial portion of the Company's credit exposures is concentrated with its clearing brokers. At December 31, 2007, a credit concentration with clearing brokers consisted of approximately $765,686. The clearing brokers can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

6. <u>Fair Value Information</u>

At December 31, 2007, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. At December 31, 2007 the Company classifies such items in Level 1. Assets and liabilities recorded at contractual amounts that approximate fair value include receivables, deposits received for securities loaned, short-term borrowings with affiliates, payables and accrued liabilities and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

7. Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs.

Cash

Cash at December 31, 2007 is held by Citibank, N.A., an affiliated company.

Receivable from CGMI

Receivable from CGMI represents amounts due from Citigroup Global Markets Inc. ("CGMI"), an affiliated Company, relating to collateralized financing transactions.

Short-term borrowings

At December 31, 2007, short-term borrowings of $567,273 consist of borrowings of funds from CFPI. The Company recorded $67,270 in interest expense during the period related to short-term borrowings with CFPI. Payables and accrued liabilities at December 31, 2007 include $4,403, which represents interest payable to CFPI for the short-term borrowings.

Deposits received for securities loaned

Deposits received for securities loaned represent collateralized financing transactions with CGMI.

Subordinated indebtedness

At December 31, 2007, subordinated indebtedness of $50,000 consists of borrowings outstanding pursuant to a term subordinated agreement with CGMHI. This agreement bears interest at a rate of 3.735% payable quarterly and matures on December 31, 2010. Payables and accrued liabilities at December 31, 2007 include $316, which represents interest payable to CGMHI for the subordinated indebtedness. The Company also recorded interest expense of $1,894 relating to the subordinated indebtedness with CGMHI. Subordinated indebtedness qualifies for inclusion in net capital at December 31, 2007. In accordance with Rule 15c3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Citigroup Derivatives Markets, Inc.:

In planning and performing our audit of the financial statements of Citigroup Derivatives Markets, Inc. (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END